UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Hampshire Group, Limited

(Name of Subject Company)
Hampshire Group, Limited
(Name of Persons Filing Statement)
Common Shares
(Title of Class of Securities)
408859106
(CUSIP Number of Class of Securities)
Michael S. Culang
Hampshire Group, Limited
114 W. 41st Street
New York, New York 10036
(212) 840-5666
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)
Copies to:
Steven J. Gartner
Mark A. Cognetti
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8222
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 4. The Solicitation or Recommendation
SIGNATURE

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed on March 3, 2009 (the “Schedule 14D-9”) with the Securities and Exchange Commission by Hampshire Group, Limited, a Delaware corporation (the “Company”), relating to the cash tender offer by NAF Acquisition Corp., a Delaware corporation and wholly owned subsidiary of NAF Holdings II, LLC, a Delaware limited liability company (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated February 27, 2009, filed with the Securities and Exchange Commission, to purchase all of the Company’s outstanding shares of common stock at a price of $5.55 per share, net to the seller in cash, without interest and less any required withholding taxes, if any, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 27, 2009 and the related Letter of Transmittal.
     Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation
(b) Background of the Transaction.
     The penultimate sentence of the first paragraph on page 8 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:
     The projections estimated an operating loss of $0.5 million from continuing operations for the year ending December 31, 2008 without taking into account expenses related to the Audit Committee Investigation (“Special Costs”).

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(c) Reasons for the Recommendation.
     The table of Selected Financial Data (Unaudited), including the footnotes thereto, on page 14 of the Schedule 14D-9 is hereby deleted in its entirety and replaced with the following table:
Selected Financial Data(4)
(Unaudited)

	Year Ended December 31,
	2005	2006	2007	2008		2009	2009
(in thousands)	Actual	Actual	Actual	Estimate		Projection	Sensitivity Analysis
Statement of Operations Data:

Net sales (1)	$322,368	$280,158	$257,046	$240,901		$193,956	$187,482
Gross profit (1)	77,529	71,454	64,048	52,201		47,067	41,980
Gross profit percentage (1)	24.0%	25.5%	24.9%	21.7%		24.3%	22.4%
Income (loss) from operations before special costs and recovery of improper payments (1)	14,834	12,198	6,063	(12,079	)(2)	1,676	(2,256)

Pre-tax (loss) from discontinued operations	(450)	(1,506)	(4,992)	(3,661)		—	—

Net income (loss)	$11,414	$4,302	$(4)	$(27,442	)(3)	$1,053	$(2,879)

	2005	2006	2007	2008	2009	2009
	Actual	Actual	Actual	Estimated	Projection	Sensitivity Analysis
Balance Sheet Data:
Cash and short term investments: (1)	$75,845	$70,210	$48,431	$35,098	$34,057	$30,199
Working capital (1)	91,403	82,029	81,466	62,082	62,273	58,341

(1)	Excludes discontinued operations of David Brooks, Marisa Christina and Shane Hunter

(2)	Includes impairment of goodwill of $5.7 million with the remaining goodwill of $2.5 million continuing to be evaluated for additional impairment

(3)	Includes impairment of goodwill of $5.7 million, Special Costs of $3.0 million and write-off of $17.6 million of deferred tax assets

(4)	The information presented is unaudited. For additional information, please see the Company’s annual and quarterly reports filed with the SEC, including the audited financial statements as of and for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 and the notes thereto.

The foregoing analysis includes certain financial forecasts, projections or estimates which were not prepared with a view toward public disclosure, and shareholders should not unduly rely on such forecasts. The summary of these forecasts is not being included in this Solicitation/Recommendation Statement on Schedule 14D-9 to influence your decision whether to tender your shares in the Offer, but solely because these forecasts were made available by the Board in its consideration of the Offer and the Merger. These forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company’s management. The forecasts also reflect assumptions as to certain business decisions that are subject to change. Accordingly, actual results are likely to vary significantly from those set forth in these forecasts. In addition, these forecasts were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts or generally accepted accounting principles. The Company does not intend to make publicly available any update or other revisions to any of the forecasts to reflect circumstances existing after the date of preparation of the forecasts or the occurrence of unanticipated events, even if the forecasts are inaccurate.

The projected financial information included in this Solicitation/Recommendation Statement on Schedule 14D-9 was prepared by the Company’s management and its independent accountants have neither examined nor compiled the accompanying prospective financial information and, accordingly, the Company’s independent accountants have not expressed an opinion or any other form of assurance with respect thereto.

For the foregoing reasons, as well as the bases and assumptions on which the financial projections were compiled, the inclusion of specific portions of the financial projections in this Solicitation/Recommendation on Schedule 14D-9 should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such.

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SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HAMPSHIRE GROUP, LIMITED
By:	/s/ Michael S. Culang
	Name:	Michael S. Culang
	Title:	Chief Executive Officer

Dated: March 10, 2009

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